SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.___1____)

                               Franklin Covey Co.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   353469109
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             1,227,275

6)    Shared Voting Power           0

7)    Sole Dispositive Power        1,227,275

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   1,227,275

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.      4.94%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )


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SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Franklin Covey Co.

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 1,227,275 shares of common stock representing 4.94% of the total outstanding (24815921). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [XX]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-10-98                                /S/ Rodney D. Cerny